PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

8 February 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

28 January	**Penguin becomes first English language trade publisher to publish……**
30 January	**Pearson to sell its FT Deutschland stake to Gruner + Jahr**
31 January	**Oprah choose "A New Earth" by Eckhart Tolle as her new book club selection**
31 January	**Notification of holding in the company**
1 February	**FT journalists win Royal Statistical Society awards for statistical excellence**
1 February	**Voting Rights and Capital**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

[redacted]

08000779

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Penguin becomes first English Language Trade Publisher to publish classics in Korean

28 January 2008

Penguin has signed an agreement with Woongjin Think Big Co., Ltd., one of the largest trade publishers in South Korea, to publish its famous Classics in South Korea. The partnership makes history as Penguin becomes the first English language publisher to publish classics in Korean.

Through its joint venture partnership with Woongjin, Penguin will publish up to 50 Classics in 2008 with more to follow each year thereafter. The books will carry the famous Penguin Classics livery with Korean text and joint Penguin/Woongjin branding. The books will include Korean translations of existing Penguin editorial along with fresh translations into Korean of the original texts commissioned by Woongjin.

John Makinson, Penguin Chairman and Chief Executive, comments: "We're thrilled to be able to announce this important partnership with Woongjin. With its very strong reading culture South Korea is a particularly exciting market for publishers. We are confident that the Penguin Classics will be savoured and enjoyed there."

Adam Freudenheim, Penguin Classics Publisher, comments: "Since the publication of the first Classic more than sixty years ago, Penguin has been committed to making the widest range of the best books available to millions around the world. This partnership with Woongjin marks a significant milestone in that journey."

Bongsoo Choi, Woongjin Think Big President and CEO, comments: "I am very proud and honoured to publish this Penguin Classics series, which I remember reading as a young man. Like the original Classics, our new Woongjin Penguin Classics will be celebrated for their commentary and the quality of translations. I'm sure the series will provide our Korean readers with great insight into each title on the list."

The Korean editions of Penguin Classics will be published from May by Penguin Classics Korea, a new imprint under Woongjin's imprint 'Edition PPUL'. PPUL's publisher Sangsoon Park will take charge of Penguin Classics Korea.

This strategic partnership follows Penguin's announcement that it will publish its Classics in Chinese in cooperation with the Chongqing Publishing Group in China. The initial list of thirty books include *Jane Eyre* by Charlotte Bronte, *Leaves of Grass* by Walt Whitman, *The Adventures of Huckleberry Finn* by Mark Twain and *The History of Tom Jones* by Henry Fielding. Further titles will incorporate Asian classics as well as additional Western titles.

Ends

For more information:
Rebecca Sinclair +44 207 010 4279
Rebecca.sinclair@uk.penguingroup.com

Editors notes

About Penguin:

Penguin is one of the world's leading consumer publishers. It is home to other famous names such as Dorling Kindersley, Puffin, Ladybird and Rough Guides and publishes close to 4,000 titles every year for adults and children in fiction and non-fiction, from timeless classics to the hottest bestsellers. Penguin has offices in 15 countries including the US, UK, Australia, South Africa, India and China.

About Penguin Classics:

Before 1946 'classics' were mainly the domain of students and academics. Penguin Classics changed that by making the best books accessible to the widest possible audience. The series was launched in 1946 with a translation of Homer's *Odyssey* by E. V. Rieu who became the first editor of the Penguin Classics. Rieu's translation of the *Odyssey* became an immediate triumph and went on to sell some three million copies, occupying the position of the bestselling Penguin until usurped fifteen years on by *Lady Chatterley s Lover* and, ultimately, *Animal Farm*.

Over the years, the Penguin Classics grew in number, taking in works translated from Russian, Spanish, Italian, Swedish, Norwegian, German and a growing number of Middle and Far Eastern languages becoming the most comprehensive library of world literature available from any paperback publisher: a position that has continued to be maintained and consolidated, supplemented with the Penguin Modern Classics, Classics Audio Books, the Penguin Popular Classics and the Red Classics. Today the series consists of over 1,200 titles ranging from *The Epic of Gilgamesh* to *One Flew Over the Cuckoo's Nest*. And it is still just as committed to making the widest range of the best books from around the world available to millions, in editions that are up to date, authoritative and readable.

"The Penguin Classics, though I designed them to give pleasure even more than instruction, have been hailed as the greatest educative force of the twentieth century. And far be it for me to quarrel with that encomium, for there is no one whom they have educated more than myself." E. V. Rieu, on his retirement in 1964

About Woongjin Think Big:

Woongjin Think Big, one of the largest publishers in Korea, consists of three divisions: the leading private home tutoring service, a publishing and door to door distribution service and a trade book publishing arm through which it publishes more than 500 titles a year. In 2007 Woongjin Think Big was the market leader in trade book sales. Its Trade Book Group consists of more than 20 imprints publishing both fiction and non-fiction titles for adults and children.

Pearson to sell its FT Deutschland stake to Gruner + Jahr

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30 January 2008

PE Pearson, the international education and information company, today announces that it has agreed to sell its 50% stake in Financial Times Deutschland to Gruner + Jahr.

The transaction, which will increase Gruner + Jahr's stake in FT Deutschland to 100%, is subject to regulatory approval and is expected to complete in the first quarter of 2008. It includes arrangements for the FT to licence the *Financial Times* brand and FT content to FT Deutschland.

FT Deutschland was launched in 2000 and now has a circulation of approximately 105,000. Pearson's share of the gross assets of FT Deutschland was approximately €8m at 31 December 2007.

Rona Fairhead, chief executive of the Financial Times Group, said:

"We are incredibly proud to have played a part in launching and building a leading business newspaper in Germany. However, the FT Group is increasingly focussed on the worldwide expansion of the *Financial Times* and our digital financial information businesses. FT Deutschland no longer fits within that strategy, but we are very pleased to have found such a good home for a great newspaper. Gruner + Jahr has been a terrific partner and we wish all the people of FT Deutschland every success."

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith +44 (0)20 7010 2310

Oprah chooses "A New Earth" by Eckhart Tolle as her new book club selection

31 January 2008

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A Live Interactive Worldwide Web Event and Book Club First:

Oprah Joins Author to Teach a 10-Week Webcast Series of Classes on Oprah.com

CHICAGO, IL - "Being able to share this material with you is a gift and a part of the fulfillment of my life's purpose," Oprah Winfrey said on Wednesday, January 30, 2008, as she revealed the 61st Oprah's Book Club selection "A New Earth" by Eckhart Tolle. She added, "It was an awakening for me that I want for you, too."

For the first time ever, readers around the world will be able to participate in a free, live interactive classroom discussion, led by Winfrey and Tolle. Each weekly class will correspond to a chapter from "A New Earth," with the discussion focusing on the chapter's themes. The 10 weekly sessions will be webcast every Monday night from March 3 through May 5, at 9:00pm ET/6:00pm PT. To pre-register for the class, log onto www.oprah.com/anewearth.

Published in 2005, "A New Earth" encourages a collective sense of commitment to changing the way we live for people who want to make a difference. With the knowledge that we live in a time desperate for global change, renowned spiritual teacher Tolle's book answers the question: what can one person do to enact that change? With clarity and in practical terms, he gently leads readers to a new level of consciousness, awakening them to their lives' purpose and inviting them to envision a new earth where peace and fellowship are the norm.

"A New Earth" is published internationally in the English language by Penguin Group, one of the world's premier global consumer trade book publishers. The 10-part interactive worldwide web event is a pioneering venture that will have the potential to reach an unprecedented number of readers in all English-language territories far and wide. With key market positions in the United States, the United Kingdom, South Africa, Australia, Canada, India, China, New Zealand and Ireland, Penguin Group will be able to share this Oprah's Book Club selection with a worldwide audience.

John Makinson, Penguin Group Chairman and CEO, commented, "Penguin is one of the world's few truly global publishers and all of us are honored to be working with Ms. Winfrey on this ground-breaking project. 'A New Earth' is an unforgettable manifesto for a better way of life. Its message reaches across boundaries to illuminate and enrich the human spirit everywhere. Eckhart Tolle teaches us to change the way we view the world and make connections to each other."

Oprah's Book Club works with the American Library Association (ALA) to distribute thousands of free Book Club selections donated by each publisher, to school, public, and community college libraries nationwide. The Chicago-

based ALA, www.ala.org, is the oldest and largest library association in the world with more than 64,000 members.

As the biggest book club in the world, Oprah's Book Club has approximately one million online members. Each of its selections have skyrocketed to the top of bestsellers lists. Enrollment is free and provides members with access to benefits such as online discussion groups, reading questions, and Q&A sessions with the author. To join, log onto www.oprah.com.

"The Oprah Winfrey Show" has remained the number one talk show for 21 consecutive seasons, winning every sweep since its debut in 1986.* It is produced in Chicago by Harpo Productions, Inc. and syndicated to 212 domestic markets by CBS Television Distribution Group and to 135 countries by CBS Paramount International Television.

Source:

*Nielsen Cassandra Ranking Report - Nov'86 to July '99 and Wrap Sweeps, Nov '99 to July '07. Primary Telecasts Only.

About Eckhart Tolle

Eckhart Tolle is a contemporary spiritual teacher who is not aligned with any particular religion or tradition. In his writing and seminars, he conveys a simple yet profound message with the timeless and uncomplicated clarity of the ancient spiritual masters: "There is a way out of suffering and into peace." Based in Vancouver, British Columbia, he travels extensively-taking his teachings throughout the world.

Notification of Holding in the Company
31 January 2008

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Click here to download a PDF of this press release.

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Pearson plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): REDUCTION IN HOLDING FOLLOWING A DISINVESTMENT	√
3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **6,697,515*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **16,443,317*** Chase Nominees Limited **1,497,986*** CUIM Nominee Limited **4, 916,167***

	Triodos SICAV I Values Equity Fund **6,000*** Vidacos Nominees Limited **178,578*** * denotes direct interest R C Greig Nominees Limited **1,450** BONY Londres IIS **189,893** Chase Nominees Limited **2,907,267** CUIM Nominee Limited **936,309** Delta Lloyd Institutionale Sustainable Futures Fund **70,234** Triodos Meerwaarde Aandelen Fonds **70,000** Triodos Meerwaarde Mixfonds **12,000** Vidacos Nominees Limited **6,189,698**
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	29 January 2008
6. Date on which issuer notified:	30 January 2008
7. Threshold(s) that is/are crossed or reached:	5% to 4% change at Combined Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	40,435,593	40,435,593	29,749,151	29,749,151	10,376,851	3.68%	1.28%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
40,126,002	4.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,028,141.
14. Contact name:	Neil Whittaker

15. Contact telephone number:	01603 684420

FT Journalists win Royal Statistical Society Awards for statistical excellence

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01 February 2008

Chris Giles and Martin Wolf Scoop Awards in the Print and Online Category

LONDON - The Financial Times has won two awards at the Royal Statistical Society's awards for statistical excellence in journalism. Chris Giles, economics editor, has been named the 2008 winner in the print and online category, with Martin Wolf, chief economics commentator, placed second.

Giles won the award for his article "Lies, damn lies and befuddlement", published on 27 July 2007. In discussing the increasing dominance of business services to the UK economy, the article examined the difficulties facing official statisticians in compiling measures which properly capture the value of the business sector and distinguish between real growth and changes in prices.

Chair of the judging panel and Vice-President of the Royal Statistical Society, Professor Sheila Bird, said: "The judges felt that this article was properly informative about statistics and their use in measuring the national accounts. The issues were well explained, supported by appropriate figures and examples, while doing so in a clear and succinct piece.

"As one of its main aims, the Royal Statistical Society works to encourage statistical knowledge among the consumers of statistics. The article has made an important contribution in this area by highlighting the challenges faced by statisticians in defining and choosing what will be measured, and the impact those decisions make. Chris Giles is, therefore, a worthy winner of the Society's award for statistical excellence in the category for print and online journalism."

The FT's Martin Wolf was also placed second-equal in the same category, for his article "The new capitalism", published on 19 June 2007, which discussed the transformation of the world's financial system in recent decades.

Chair of the judging panel and Vice-President of the Royal Statistical Society, Professor Sheila Bird, said: "The judges felt that the article had provided a comprehensive and fascinating insight into the dynamism of global financial systems, well supported by relevant statistics. In addition, it discussed important issues of the impacts and consequences of the changes that have and taking place. For doing this so well, the judges felt that the Martin Wolf should be awarded with second-equal place in the category for print and online journalism."

For further information please contact:

Emma Gilpin-Jacobs
Director of Communications
T: +44 (0) 20 7873 3883
E : emma.gilpin-jacobs@ft.com

Jo Crosby

Communications Manager
T : +44 (0) 20 7873 3811
E: jo.crosby@ft.com

About the Financial Times

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 449,187 (ABC figures, December 2007) and a readership of more than 1.3 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 6.5 million unique users, generating 43 million page views. FT.com has 101,000 subscribers.

Voting Rights and Capital
01 February 2008

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Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 January 2008, the Company had 808,321,102 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,321,102) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

END